Exhibit 99.3

Chanson International Holding

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES
To Be Held on August 24, 2026

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

1.	To approve the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from 50 votes to 80 votes for each Class B Ordinary Share they hold (the “Class B Variation”).

☐ FOR       ☐ AGAINST       ☐ ABSTAIN

2.	To approve the adjournment of the Class A EGM to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the Class A EGM (the “Class A EGM Adjournment”).

☐ FOR       ☐ AGAINST       ☐ ABSTAIN

This Proxy is solicited on behalf of the management of Chanson International Holding.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: